

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2010

Jaclyn Cruz
President
Golden Spirit Enterprises Ltd.
1802 Goya Street, Jonquiere
Quebec, Canada, G7Z 1C3

> **Re:** **Golden Spirit Enterprises Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **File No. 000-26101**

Dear Ms. Cruz:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 8. Related Party Transactions, page 37

1. We note that approximately 53 percent of your total assets as of December 31, 2009 consisted of an unsecured receivable from Legacy Wine & Spirits International Ltd. in the amount of $72,668. According to the Form 10-K of Legacy Wine for fiscal 2009, Legacy Wine had a working capital deficit of $211,625 at December 31, 2009, net losses in 2009, 2008 and cumulatively since inception, and negative cash flows from operating activities in 2009, 2008, and cumulatively since inception. Given these facts, please tell us what competent and reliable evidence you relied upon in concluding that this receivable was probable of collection at December 31, 2009. In the alternative, please consider revising to write-off this receivable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief